Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Next Generation Infrastructure, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation		Fee Rate	Amount of Filing Fee

Fees to be Paid			$8,100,000.00	0.0001381		$1,118.61
Fees Previously Paid		$			$

Total Transaction Valuation:			$8,100,000.00
Total Fees Due for Filing:						$1,118.61
Total Fees Previously Paid:
Total Fee Offsets:						0.00
Net Fee Due:						$1,118.61